Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate interim statement of financial position as of September 30, 2018, the separate interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2018 and 2017, the separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2018 and 2017 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea.  A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2017, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 7, 2018, expressed an unqualified opinion.  The accompanying separate statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2018

This report is effective as of November 14, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto.  Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of September 30, 2018 and December 31, 2017

(In millions of won)	Note		2018 (Unaudited)	2017

Assets
Due from banks at amortized cost	4, 5, 25	~~W~~	180,848	-
Due from banks	4, 5, 25		-	3
Financial assets at fair value through profit or loss	4, 6		1,768,055	-
Trading assets	4, 7		-	255,086
Loans at amortized cost	4, 8, 25		1,254,516	-
Loans	4, 9, 25		-	1,234,527
Property and equipment			1,696	1,669
Intangible assets			5,443	5,511
Investments in subsidiaries	10		25,733,159	25,733,159
Deferred tax assets			3,032	3,776
Other assets	4, 25		601,077	406,052
Total assets		~~W~~	29,547,826	27,639,783

Liabilities
Borrowings	4	~~W~~	5,000	5,000
Debt securities issued	4, 11		7,283,080	7,003,622
Liabilities for defined benefit obligations	12		4,942	2,748
Other liabilities	4, 25		411,922	436,335
Total liabilities			7,704,944	7,447,705

Equity	13
Capital stock			2,645,053	2,645,053
Hybrid bonds			1,531,758	423,921
Capital surplus			9,494,842	9,494,842
Capital adjustments			(23,744)	(1,139)
Accumulated other comprehensive loss			(4,568)	(4,610)
Retained earnings			8,199,541	7,634,011
Total equity			21,842,882	20,192,078
Total liabilities and equity		~~W~~	29,547,826	27,639,783

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income (Loss)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won, except earnings per share data)	Note		2018		2017
			Three-month period	Nine-month period	Three-month period	Nine-month period
Interest income	23, 25	~~W~~
Financial assets at amortized cost			7,717	22,816	-	-
Loans and receivables			-	-	7,332	19,931
			7,717	22,816	7,332	19,931
Interest expense	25		(47,424)	(139,814)	(45,600)	(134,259)
Net interest expense	14		(39,707)	(116,998)	(38,268)	(114,328)

Fees and commission income	23, 25		12,441	37,323	11,679	35,039
Fees and commission expense			(121)	(205)	(11)	(140)
Net fees and commission income	15		12,320	37,118	11,668	34,899

Dividend income	16, 23, 25		-	1,407,674	-	930,112
Net gain on financial assets at fair value through profit or loss	23		7,126	14,379	-	-
Net trading income	23		-	-	1,052	3,479
Net foreign currency transaction loss			(6,769)	(6,769)	-	-
Provision for credit loss allowance	17		(43)	(37)	-	-
Impairment losses on financial assets	18		-	-	(41)	(185)
General and administrative expenses	19, 25		(20,676)	(58,322)	(18,489)	(51,666)

Operating income (loss)			(47,749)	1,277,045	(44,078)	802,311

Non-operating income (expense)			30	(90)	216	84

Profit (loss) before income taxes			(47,719)	1,276,955	(43,862)	802,395

Income tax expense(revenue)	21		(993)	737	(213)	434
Profit (loss) for the period			(46,726)	1,276,218	(43,649)	801,961

Other comprehensive income (loss) for the period, net of income tax
Items that will never be reclassified to profit or loss : Re-measurements of the defined benefit liability			-	42	-	(295)

Total comprehensive income (loss) for the period		~~W~~	(46,726)	1,276,260	(43,649)	801,666

Basic and diluted earnings (loss) per share in won	22	~~W~~	(123)	2,645	(97)	1,663

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,494,842	(1,418)	(4,901)	7,585,969	20,217,861
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	801,961	801,961
Other comprehensive loss		-	-	-	-	(295)	-	(295)
		-	-	-	-	(295)	801,961	801,666
Transactions with owners:
Dividends		-	-	-	-	-	(687,589)	(687,589)
Dividend to hybrid bonds		-	-	-	-	-	(13,204)	(13,204)
Redemption of hybrid bonds		-	(298,861)	-	(1,139)	-	-	(300,000)
Issuance of hybrid bonds		-	224,466	-	-	-	-	224,466
Change in capital adjustments		-	-	-	1,418	-	(1,418)	-
		-	(74,395)	-	279	-	(702,211)	(776,327)
Balance at September 30, 2017	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(5,196)	7,685,719	20,243,200

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive income(loss)	Retained earnings	Total equity
Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,634,011	20,192,078
Adoption of K-IFRS 1109 (Note 26)		-	-	-	-	-	(23)	(23)
Balance at January 1, 2018		2,645,053	423,921	9,494,842	(1,139)	(4,610)	7,633,988	20,192,055
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,276,218	1,276,218
Other comprehensive income		-	-	-	-	42	-	42
		-	-	-	-	42	1,276,218	1,276,260
Transactions with owners:
Dividends		-	-	-	-	-	(687,589)	(687,589)
Dividend to hybrid bonds		-	-	-	-	-	(21,937)	(21,937)
Issuance of hybrid bonds		-	1,107,837	-	-	-	-	1,107,837
Change in capital adjustments		-	-	-	(22,605)	-	(1,139)	(23,744)
		-	1,107,837	-	(22,605)	-	(710,665)	374,567
Balance at September 30, 2018	~~W~~	2,645,053	1,531,758	9,494,842	(23,744)	(4,568)	8,199,541	21,842,882

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won)	Note		2018	2017

Cash flows from operating activities
Profit before income taxes		~~W~~	1,276,955	802,395
Adjustments for:
Interest income			(22,816)	(19,931)
Interest expense			139,814	134,259
Dividend income			(1,407,674)	(930,112)
Net gain on financial assets at fair value through profit or loss			(7,880)	-
Net trading income			-	(474)
Provision for credit loss allowance (K-IFRS 1109)			37	-
Provision for credit losses			-	185
Employee costs			2,550	3,467
Depreciation and amortization			459	372
Net foreign currency translation loss			4,235	-
Non-operating expense, net			-	7
			(1,291,275)	(812,227)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss			(1,509,324)	-
Trading assets			-	(230,947)
Other assets			(798)	435
Liabilities for defined benefit obligations			263	(660)
Other liabilities			(1,718)	(6,048)
			(1,511,577)	(237,220)

Interest received			22,493	18,882
Interest paid			(137,295)	(131,450)
Dividend received			1,407,674	930,112
Income tax refund			-	100
Net cash provided by (used in) operating activities			(233,025)	570,592

Cash flows from investing activities
Lending of loans at amortized cost			(150,000)	-
Collection of loans at amortized cost			130,000	-
Lending of loans			-	(550,000)
Collection of loans			-	200,000
Acquisition of property and equipment			(258)	(1,140)
Disposal of intangible assets			-	132
Increase in other assets			(229,896)	(33,307)
Decrease in other assets			2	3,710
Net cash used in investing activities			(250,152)	(380,605)

Cash flows from financing activities
Issuance of hybrid bonds	1,107,837	224,466
Redemption of hybrid bonds	-	(300,000)
Issuance of debt securities	1,500,000	1,500,000
Repayments of debt securities issued	(1,220,000)	(910,000)
Debenture issuance costs paid	(2,475)	(2,412)
Dividends paid	(702,038)	(702,036)
Acquisition of treasury stock	(19,263)	-
Net cash provided by (used in) financing activities	664,061	(189,982)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2018 and 2017

(Unaudited)

(In millions of won)	Note		2018	2017

Net increase in cash and cash equivalents			180,884	5

Cash and cash equivalents at beginning of period	24		-	39

Cash and cash equivalents at end of period	24	~~W~~	180,884	44

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

1. Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.  The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2. Basis of preparation

(a)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements.  Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2017.  These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ and the investments of the company in an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2017 except for the followings.

- Credit loss allowance

The Company recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost, loan commitments and financial guarantee contracts in accordance with K-IFRS No. 1109 ‘Financial Instruments.’ The accuracy of such allowance is determined by techniques, assumptions and input variables used by the Company to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the loss allowance for expected credit losses as of September 30, 2018 are described in Note 4.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

3. Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2018, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017.

a) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

Effective January 1, 2018 the Company has applied K-IFRS No. 1115, ‘Revenue from Contracts with Customers’, which replaces existing revenue recognition guidance, including K-IFRS No. 1018, ‘Revenue’, K-IFRS No. 1011, ‘Construction Contracts’, K-IFRS No. 2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No. 2113, ‘Customer Loyalty Programmes’, K-IFRS No. 2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No. 2118, ‘Transfers of Assets from Customers.’

K-IFRS No. 1018 and other standards outlined revenue recognition for different types of transactions such as sales of goods and services, interest income, loyalty programs, dividend income and construction contracts; however, according to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

The Company has applied a new standard retrospectively in accordance with K-IFRS No. 1115 and has no cumulative effect of initial application as of January 1, 2018.  As permitted by the transition requirements of K-IFRS 1115, comparative periods have not been restated.

b) K-IFRS No. 1102, ‘Share-based Payment’

The Standard has been amended to clarify that measurement of cash-settled share-based payment transactions shall reflect both vesting conditions and non-vesting conditions with the same approach as equity-settled share-based payment transactions, and to clarify classification of share-based payment transactions with a net settlement feature for withholding tax obligations.

c) K-IFRS No. 1109, ‘Financial Instruments’

The Company has applied K-IFRS No. 1109 ‘Financial Instruments’, which was published on September 25, 2015, from the year starting on January 1, 2018. K-IFRS No. 1109 replaced K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement.’

The main characteristics of K-IFRS No. 1109 are: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model, impairment model based on expected credit losses, the expansion of the types of qualifying hedging instruments and hedged items, and changes in hedge effectiveness tests, etc.

In principle, K-IFRS No. 1109 should be applied retrospectively.  However, there are clauses exempting to restate the comparative information with respect to classification, measurement of financial instruments, and impairment.  In addition, for hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

3. Significant accounting policies (continued)

i) Classification and measurement of financial assets

The Company classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss on the basis of both the business model for managing the financial assets and the contractual cash flow characteristics of the financial asset as shown in the following table. If a hybrid contract contains a host that is a financial asset, the entire hybrid contract is classified as a financial asset without separating an embedded derivative.

Business Model	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
For the collection of the contractual cash flows	Measured at amortized cost(*1)	Measured at fair value through profit or loss(*2)
For both the collection of the contractual cash flows and selling financial assets	Measured at fair value through other comprehensive income(*1)	Same as above
For selling financial assets and others	Measured at fair value through profit or loss	Same as above

(*1) A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).

(*2) A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).  Upon disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to retained earnings.

ii) Classification and measurement of financial liabilities

Where a financial liability is designated at fair value through profit or loss, the fair value change of the financial liability attributable to the changes of the credit risk of the financial liability shall be presented in other comprehensive income; such other comprehensive income shall not be subsequently reclassified to profit or loss. However, the Company may present the fair value change as profit or loss if the aforementioned accounting treatment would cause or enlarge an accounting mismatch.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

3. Significant accounting policies (continued)

iii) Impairment: Financial assets and contract assets

The Company recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Company, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

iv) Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting (i.e. fair value hedge, cash flow hedge, hedge of a net investment in a foreign operation) as defined in K-IFRS 1039, whereas a principle-based hedge accounting requirements that focuses on an entity’s risk replaced the complex and rule-based hedge accounting requirements of K-IFRS No. 1039. Additionally, qualifying hedged items and qualifying hedging instruments have been expanded and hedge accounting requirements have been eased by eliminating a subsequent hedge effectiveness assessment and a quantitative test (80~125%).

The Company’s separate interim statements of financial position, comprehensive income, changes in equity, cash flows, and notes to the condensed separate financial statements as of and for the nine-month periods ended September 30, 2018 have been prepared in accordance with K-IFRS No. 1109, and the accompanying comparative separate financial statements as of December 31, 2017 and for the nine-month periods ended September 30, 2017 have not been retrospectively restated.

Details on the adjustments to the carrying amounts of financial assets and financial liabilities, the adjustments to the loss allowance, and the effects on equity as a result of initial application of K-IFRS No. 1109 are presented in Note 26.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the Company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines.  The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group uses a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company.  The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.  Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss.  The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company.  The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

4. Financial risk management (continued)

The Group Risk Management Council is comprised of the Company’s Chief Risk Officer, head of risk management team, and risk officers from each subsidiary.  The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital.  As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning.  The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system.  Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action.  The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.  The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses.

The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

4. Financial risk management (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Company used in its business plan and management strategy.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

4. Financial risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)

- Loss given default (LGD)

- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Company and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Company reflects a period of expected credit loss measurement based on a contractual maturity. The Company takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Company conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of September 30, 2018 and December 31, 2017 are as follows:

			2018	2017
Due from banks and loans at amortized cost(*1):	Banks	~~W~~	180,848	-
	Corporations		1,254,516	-
			1,435,364	-
Due from banks and loans(*1):	Banks		-	3
	Corporations		-	1,234,527
			-	1,234,530
Other financial assets at amortized cost(*1)(*2)			369,648	-
Other financial assets(*1)(*2)			-	405,431
		~~W~~	1,805,012	1,639,961

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) Comprise accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*1):
Banks	~~W~~	180,887	-	180,887	(39)	180,848
Corporations		1,255,000	-	1,255,000	(484)	1,254,516
		1,435,887	-	1,435,887	(523)	1,435,364
Other financial assets at amortized cost		369,756	-	369,756	(108)	369,648
	~~W~~	1,805,643	-	1,805,643	(631)	1,805,012

		2017
		Banks	Corporations	Total
Due from banks and loans not impaired nor overdue(*1)	~~W~~	3	1,235,000	1,235,003
Less: allowance		-	(473)	(473)
	~~W~~	3	1,234,527	1,234,530

(*1) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of September 30, 2018 and December 31, 2017 was classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	-	5,000	-	-	-	-	5,000
Debt securities issued		140,679	274,728	342,048	588,665	5,549,448	1,014,640	7,910,208
Other financial liabilities		17,595	2,232	24,560	942	54,434	-	99,763
	~~W~~	158,274	281,960	366,608	589,607	5,603,882	1,014,640	8,014,971

		2017
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	-	-	-	5,000	-	-	5,000
Debt securities issued		120,279	223,097	241,571	1,165,481	4,907,399	873,422	7,531,249
Other financial liabilities		12,256	17,102	18,334	-	57,577	-	105,269
	~~W~~	132,535	240,199	259,905	1,170,481	4,964,976	873,422	7,641,518

These amounts include cash flows of principal and interests on financial instruments.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications.  If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

- The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss	~~W~~	-	1,768,055	-	1,768,055

		2017
		Level 1	Level 2	Level 3	Total
Trading assets	~~W~~	-	255,086	-	255,086

- The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of September 30, 2018 and December 31, 2017 are as follows:

	Classification	Valuation techniques	Type	Inputs
2018	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, exchange rate
2017	Trading assets	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

ii) The financial instruments measured at amortized cost

- The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Cash and due from banks

The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

- The carrying value and fair value of the financial instruments measured at amortized cost as of September 30, 2018 and December 31, 2017 are as follows:

		2018		2017
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	180,848	180,848	-	-
Due from banks		-	-	3	3
Loans at amortized cost		1,254,516	1,237,840	-	-
Loans		-	-	1,234,527	1,203,918
Other financial assets		369,648	369,648	405,431	405,431
	~~W~~	1,805,012	1,788,336	1,639,961	1,609,352
Liabilities:
Borrowings	~~W~~	5,000	4,987	5,000	4,905
Debt securities issued in won		7,283,080	7,316,694	7,003,622	6,990,238
	~~W~~	7,288,080	7,321,681	7,008,622	6,995,143

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	180,848	180,848
Loans at amortized cost		-	-	1,237,840	1,237,840
Other financial assets		-	-	369,648	369,648
	~~W~~	-	-	1,788,336	1,788,336
Liabilities:
Borrowings	~~W~~	-	4,987	-	4,987
Debt securities issued in won		-	7,316,694	-	7,316,694
	~~W~~	-	7,321,681	-	7,321,681

		2017
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks	~~W~~	-	-	3	3
Loans		-	-	1,203,918	1,203,918
Other financial assets		-	-	405,431	405,431
	~~W~~	-	-	1,609,352	1,609,352
Liabilities:
Borrowings	~~W~~	-	4,905	-	4,905
Debt securities issued in won		-	6,990,238	-	6,990,238
	~~W~~	-	6,995,143	-	6,995,143

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	180,848	-
Financial assets at fair value through profit or loss		1,768,055	-	-
Loans at amortized cost		-	1,254,516	-
Other financial assets at amortized cost		-	369,648	-
	~~W~~	1,768,055	1,805,012	-
Liabilities:
Borrowings	~~W~~	-	-	5,000
Debt securities issued		-	-	7,283,080
Other		-	-	123,438
	~~W~~	-	-	7,411,518

		2017
		Financial assets at fair value through profit or loss	Loans and receivable	Financial liabilities measured at amortized cost
		Trading assets
Assets:
Cash and due from banks	~~W~~	-	3	-
Trading assets		255,086	-	-
Loans		-	1,234,527	-
Other		-	405,431	-
	~~W~~	255,086	1,639,961	-
Liabilities:
Borrowings	~~W~~	-	-	5,000
Debt securities issued		-	-	7,003,622
Other		-	-	128,441
	~~W~~	-	-	7,137,063

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

5. Restricted due from banks

Restricted guaranteed deposits on bank accounts as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Other financial institution deposits	~~W~~	3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of September 30, 2018 are as follows:

		2018
Beneficiary certificates in won	~~W~~	1,213,590
Beneficiary certificates in foreign currency		554,465
	~~W~~	1,768,055

7. Trading assets

Trading assets as of December 31, 2017 are as follows:

2017
Beneficiary certificates	~~W~~	255,086

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

8. Loans at amortized cost

(a) Loans at amortized cost as of September 30, 2018 are as follows:

		2018
Loans	~~W~~	1,255,000
Less: allowance		(484)
	~~W~~	1,254,516

(b) Changes in loans at amortized cost and other assets for the nine-month periods ended September 30, 2018 are as follows:

		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	1,235,000	-	-	405,523	-	-	1,640,523
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		150,000	-	-	-	-	-	150,000
Collection		(130,000)	-	-	-	-	-	(130,000)
Other (*2)		-	-	-	145,120	-	-	145,120
Ending balance	~~W~~	1,255,000	-	-	550,643	-	-	1,805,643

(*1) Include gross carrying value for due from banks at amortized cost and other assets.

(*2) Include the change in dividends receivables, consolidation tax receivables, accrued income, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

8. Loans at amortized cost (continued)

(c) Changes in allowances for loans at amortized cost and other assets for the nine-month periods ended September 30, 2018 are as follows:

		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	495	-	-	99	-	-	594
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provided (reversed)		(11)	-	-	48	-	-	37
Ending balance	~~W~~	484	-	-	147	-	-	631

(*1) Include allowance for due from banks and other assets.

9. Loans

(a) Loans as of December 31, 2017 comprise the following:

		2017
Corporate Loans	~~W~~	1,235,000
Less: allowance		(473)
	~~W~~	1,234,527

(b) Changes in allowance for credit losses for year ended December 31, 2017 are as follows:

		2017
		Loans	Others(*1)	Total
Beginning balance	~~W~~	336	73	409
Provision for credit losses		137	16	153
Ending balance	~~W~~	473	89	562

(*1) Include allowance for due from banks and other assets.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

10. Investments in subsidiaries

Investments in subsidiaries as of September 30, 2018 and December 31, 2017 are as follows:

Investees	Location	Reporting date
Shinhan Bank.	Korea	December 31
Shinhan Card Co., Ltd.	〃	〃
Shinhan Investment Corp.	〃	〃
Shinhan Life Insurance Co., Ltd.	〃	〃
Shinhan Capital Co., Ltd.	〃	〃
Jeju Bank(*1)	〃	〃
Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃
Shinhan Alternative Investment Management Inc.	〃	〃
Shinhan Credit Information Co., Ltd.	〃	〃
SHC Management Co., Ltd.	〃	〃
Shinhan DS(*2)	〃	〃
Shinhan Savings Bank	〃	〃
Shinhan AITAS Co., Ltd.	〃	〃
Shinhan REITs Management Co., Ltd	〃	〃

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

10. Investments in subsidiaries (continued)

Investments in subsidiaries as of September 30, 2018 and December 31, 2017 are as follows (continued):

	2018			2017
Investees	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp.	100.0		2,341,420	100.0		2,341,420
Shinhan Life Insurance Co., Ltd.	100.0		982,775	100.0		982,775
Shinhan Capital Co., Ltd.	100.0		408,922	100.0		408,922
Jeju Bank(*1)	68.9		135,220	68.9		135,220
Shinhan BNP Paribas Asset Management Co., Ltd.	65.0		91,565	65.0		91,565
Shinhan Alternative Investment Management Inc.	100.0		14,783	100.0		14,783
Shinhan Credit Information Co., Ltd.	100.0		15,385	100.0		15,385
SHC Management Co., Ltd.	100.0		8,655	100.0		8,655
Shinhan DS(*2)	100.0		10,026	100.0		10,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co., Ltd.	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	100.0		30,000	100.0		30,000
		~~W~~	25,733,159		~~W~~	25,733,159

(*1) The Company participated in the capital increase of Jeju Bank (~~W~~5,000 per share) in November 2018 after the reporting period. Shareholding ratio may change depending on the result of the shareholder assignments and general offerings.

(*2) Shinhan Data System changed its name into Shinhan DS for the period ended September 30, 2018 and the Company participated in the capital increase of ~~W~~3 billion in October 2018 after the reporting period.

(*3) The Company entered into a stock purchase agreement to acquire 59.15% of Orange Life Insurance Co., Ltd. at ~~W~~2,298,000 million for the period ended September 30, 2018.  The acquisition price may change in the future, and the date of acquisition is not determined yet as the stock purchase will be accomplished after getting approval on the main stockholder change from FSS.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

11. Debt securities issued

Debt securities issued as of September 30, 2018 and December 31, 2017 are as follows:

	2018			2017
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won	1.44 ~ 3.72	~~W~~	7,290,000	1.44 ~ 3.72	~~W~~	7,010,000
Discount			(6,920)			(6,378)
		~~W~~	7,283,080		~~W~~	7,003,622

12. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Present value of defined benefit obligations	~~W~~	18,357	17,090
Fair value of plan assets		(13,415)	(14,342)
Recognized liabilities for defined benefit obligations	~~W~~	4,942	2,748

(b) Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Current service costs	~~W~~	442	1,327	472	1,417
Net interest expense on the net defined benefit liabilities		10	29	27	81
	~~W~~	452	1,356	499	1,498

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

13. Equity

(a) Equity as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Capital stock
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055
		2,645,053	2,645,053

Hybrid bonds		1,531,758	423,921

Capital surplus
Share premium		9,494,769	9,494,769
Other		73	73
		9,494,842	9,494,842

Capital adjustments(*1)		(23,744)	(1,139)

Accumulated other comprehensive loss		(4,568)	(4,610)
Retained earnings
Legal reserve(*2)		2,068,189	1,992,716
Regulatory reserve for loan losses		7,572	5,953
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,121,780	5,633,342
		8,199,541	7,634,011
	~~W~~	21,842,882	20,192,078

(*1) The Company acquired treasury stock through a treasury stock trust and deducted directly from equity for the period ended September 30, 2018. When the Company acquires and holds treasury stock, the consideration paid or received is recognized directly in equity.

(*2) Legal reserve was restricted for the dividend to stockholders by law or legislation.  According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital.  The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2018 and December 31, 2017 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		2018	2017
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	-
April 13, 2018	〃	-	4.56		14,955	-
August 29, 2018	〃	-	4.15		398,679	-
August 13, 2018	USD	-	5.88		559,525	-
				~~W~~	1,531,758	423,921

The hybrid bonds above can be early terminated at par value after 5 years or 10 years from the issuance date, and the Company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

September 30, 2018

(Unaudited)

(In millions of won, except per share data)

13. Equity (continued)

(c) Capital adjustments

Changes in accumulated capital adjustments for the nine-month periods ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

		2018	2017
Beginning balance	~~W~~	(1,139)	(1,418)
Appropriation of retained earnings		1,139	1,418
Redemption of hybrid bonds		-	(1,139)
Acquisition of treasury stock		(23,744)	-
Ending balance	~~W~~	(23,744)	(1,139)

(d) Changes in accumulated other comprehensive loss for the nine-month periods ended September 30, 2018 and for the year ended December 31, 2017 were as follows:

		2018	2017
Beginning balance	~~W~~	(4,610)	(4,901)
Remeasurement of the defined benefit liabilities		58	107
Tax effect		(16)	184
Ending balance	~~W~~	(4,568)	(4,610)

(e) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses for the nine-month periods ended September 30, 2018 and for the year ended December 31, 2017 were as follows:

		2018	2017
Beginning balance	~~W~~	7,572	5,953
Adoption of K-IFRS 1109		(32)	-
Planned regulatory reserve for loan losses		789	1,619
Ending balance	~~W~~	8,329	7,572

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018	2017
Profit for the period	~~W~~	1,276,218	801,961
Provision for regulatory reserve for loan losses		(789)	(2,088)
Profit for the period adjusted for regulatory reserve	~~W~~	1,275,429	799,873
Basic and diluted earnings per share in won factoring in regulatory reserve(*1)	~~W~~	2,644	1,659

(*1) Dividends for hybrid bonds were deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

September 30, 2018

(Unaudited)

(In millions of won, except per share data)

13. Equity (continued)

(f) Treasury stock

The acquisition of treasury stock for the nine-months periods ended September 30, 2018 are as follows:

		Beginning balance	Acquisition	Disposal	Ending balance
The number of share		-	550,000	-	550,000
Carrying value	~~W~~	-	23,744	-	23,744

(*) For the nine-month periods ended September 30, 2018, the Company entered into a treasury stock trust agreement with Samsung Securities Co., Ltd. for a total consideration of ~~W~~200,000 million.

(g) Dividends declared and paid by the Company for the nine-month periods ended September 30, 2018 are as follows:

2018
Common stock (~~W~~1,450 per share)	~~W~~	687,589

14. Net interest expense

Net interest expense for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
Interest income:		Three-month period	Nine-month period	Three-month period	Nine-month period
Due from banks at amortized cost	~~W~~	185	296	-	-
Due from banks		-	-	34	98
Loans at amortized cost		7,464	22,320	-	-
Loans		-	-	7,238	19,658
Others		68	200	60	175
		7,717	22,816	7,332	19,931
Interest expense:
Borrowings in won		(28)	(82)	(24)	(71)
Debt securities issued in won		(47,396)	(139,732)	(45,576)	(134,188)
		(47,424)	(139,814)	(45,600)	(134,259)
Net interest expense	~~W~~	(39,707)	(116,998)	(38,268)	(114,328)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

15. Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Fees and commission income:
Royalty	~~W~~	12,438	37,314	11,677	35,033
Other		3	9	2	6
		12,441	37,323	11,679	35,039
Fees and commission expense:
Others		(121)	(205)	(11)	(140)
Net fees and commission income	~~W~~	12,320	37,118	11,668	34,899

16. Dividend income

Dividends income for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Dividend from subsidiaries	~~W~~	-	1,407,674	-	930,112

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

17. Provision for credit losses (K-IFRS 1109)

Provision for credit losses for the three-month and nine-month periods ended September 30, 2018 are as follows:

		2018
		Three-month period	Nine-month period
Provision for credit losses on loans	~~W~~	43	37

18. Provision for credit losses (K-IFRS 1039)

Provision for credit losses for the three-month and nine-month periods ended September 30, 2017 are as follows:

		2017
		Three-month period	Nine-month period
Provision for credit losses on loans	~~W~~	41	185

19. General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Salaries:
Salary expenses and bonuses	~~W~~	8,223	23,605	7,638	21,943
Severance benefits		452	1,356	499	1,498
		8,675	24,961	8,137	23,441
Rent		495	1,526	492	1,445
Entertainment		424	1,232	404	1,055
Depreciation		133	391	104	304
Amortization		23	68	22	68
Taxes and dues		122	497	122	493
Advertising		6,876	17,232	6,177	15,118
Others		3,928	12,415	3,031	9,742
	~~W~~	20,676	58,322	18,489	51,666

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

September 30, 2018

(Unaudited)

(In millions of won, except per share data)

20. Share-based payments

(a) Stock options granted as of September 30, 2018 are as follows:

	4th grant(*1)	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	2,695,200	3,296,200	1,301,050	808,700

Contractual exercise period	August 30, 2018	August 21, 2019	August 19, 2020	May 17, 2021 /September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2018	2,500	2,500	58,764	45,628
Exercised	2,500	-	-	-
Balance at September 30, 2018	-	2,500	58,764	45,628

Fair value per share in won	~~-~~	~~W~~6,472	~~W~~1,351	~~W~~3,053 (Expiration of contractual exercise period : May 17, 2021) ~~W~~3,221 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The equity instruments granted are fully vested as of September 30, 2018.  The weighted average exercise price in won for 106,892 stock options outstanding at September 30, 2018 is ~~W~~51,841.

(*2) As of September 30, 2018, the exercise of the remaining for 9,466 stock options (7th grant) was temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

September 30, 2018

(Unaudited)

(In millions of won, except per share data)

20. Share-based payments (continued)

(b) Performance shares granted as of September 30, 2018 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Operating period	4 or 5 years

Estimated number of shares vested at September 30, 2018	12,691	1,547,739

Fair value per share in won	~~W~~45,926, ~~W~~47,376, ~~W~~40,889, ~~W~~45,766, and ~~W~~49,405	~~W~~45,000

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week.  Share price to be paid in the future is evaluated using the share price as of the end of the reporting period. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

September 30, 2018

(Unaudited)

(In millions of won, except per share data)

20. Share-based payments (continued)

(c) Share-based compensation costs

Share-based compensation costs for the nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
4th	~~W~~	-	(15)	(15)
5th		-	(10)	(10)
6th		(15)	(91)	(106)
7th		(36)	(52)	(88)
Performance share		1,244	10,799	12,043
	~~W~~	1,193	10,631	11,824

		2017
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
4th	~~W~~	67	415	482
5th		48	759	807
6th		30	185	215
7th		96	138	234
Performance share		1,776	14,909	16,685
	~~W~~	2,017	16,406	18,423

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

September 30, 2018

(Unaudited)

(In millions of won, except per share data)

20. Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of September 30, 2018 and December 31, 2017 are as follows:

		2018
		Employees of
		Shinhan Financial Group	Subsidiaries(*1)	Total
Stock options granted:
4th	~~W~~	-	-	-
5th		-	16	16
6th		11	68	79
7th		47	68	115
Performance share		7,418	62,820	70,238
	~~W~~	7,476	62,972	70,448

The intrinsic value of share-based payments is ~~W~~70,254 million as of September 30, 2018.  For calculating, the quoted market price of ~~W~~45,000 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*1) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees.  As of September 30, 2018, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~62,972 million.

		2017
		Employees of
		Shinhan Financial Group	Subsidiaries(*1)	Total
Stock options granted:
4th	~~W~~	-	54	54
5th		-	26	26
6th		26	159	185
7th		83	120	203
Performance share		8,286	62,769	71,055
	~~W~~	8,395	63,128	71,523

The intrinsic value of share-based payments is ~~W~~71,151 million as of December 31, 2017.  For calculating, the quoted market price of ~~W~~49,400 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*1) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees.  As of December 31, 2017, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~63,128 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won except per share data)

21. Income taxes

Income tax expense for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Current income tax expense	~~W~~	-	-	-	(100)
Temporary differences		(993)	753	(213)	440
Income tax recognized directly in equity		-	(16)	-	94
Income tax expense(revenue)	~~W~~	(993)	737	(213)	434

22. Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three- month period	Nine-month period	Three- month period	Nine-month period
Net profit (loss) for the period	~~W~~	(46,726)	1,276,218	(43,649)	801,961
Less:
Dividends to hybrid bonds		11,816	21,937	2,583	13,204
		11,816	21,937	2,583	13,204
Net profit (loss) available for common stock	~~W~~	(58,542)	1,254,281	(46,232)	788,757

Weighted average number of common shares outstanding(*)		474,119,152	474,172,481	474,199,587	474,199,587
Basic and diluted earnings (loss) per share in won	~~W~~	(123)	2,645	(97)	1,663

(*) At the beginning of the year, the number of basic ordinary shares outstanding was 474,199,587 shares. As a result of the acquisition of treasury stock, the weighted average number of common shares outstanding for the period ended September 30, 2018 decreased. (Note 13)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

23. Operating revenue

Operating revenue for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Dividend income	~~W~~	-	1,407,674	-	930,112
Fees and commission income		12,441	37,323	11,679	35,039
Interest income		7,717	22,816	7,332	19,931
Gain on financial assets at fair value through profit or loss		7,126	14,379	-	-
Gains on financial assets held for trading		-	-	1,052	3,479
Reversal of credit loss allowance		4,231	4,231	-	-
	~~W~~	31,515	1,486,423	20,063	988,561

24. Statement of cash flows

(a) Cash and cash equivalents as of September 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Deposits with maturities of 3 months or less from the acquisition date	~~W~~	180,884	-

(b) Changes in liabilities arising from financing activities for the nine-month periods ended September 30, 2018 are as follows:

		Borrowings	Debentures	Total
Balance at January 1, 2018	~~W~~	5,000	7,003,622	7,008,622
Changes from cash flows		-	277,525	277,525
Changes from non-cash flows:
Amortization of discount on debentures		-	1,933	1,933
Balance at September 30, 2018	~~W~~	5,000	7,283,080	7,288,080

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

25. Related party transactions

(a) Significant transactions with the related parties for the three-month and nine-month periods ended

September 30, 2018 and 2017 were as follows:

Related party	Account		2018		2017
			Three-month period	Nine-month period	Three-month period	Nine-month period
Revenue:
Shinhan Bank	Interest income	~~W~~	68	200	61	176
〃	Fees and commission income		7,902	23,706	7,446	22,338
〃	Dividend income		-	540,000	-	480,000
〃	Reversal of credit losses		(26)	1	-	-
Shinhan Card Co., Ltd.	Interest income		3,845	11,102	3,120	8,736
〃	Fees and commission income		2,245	6,734	2,095	6,286
〃	Dividend income		-	600,018	-	400,054
Shinhan Investment Corp.	Interest income		21	132	34	98
〃	Fees and commission income		1,160	3,482	1,094	3,281
〃	Dividend income		-	145,000	-	20,000
〃	Reversal of credit losses		-	-	(2)	4
Shinhan Life Insurance Co., Ltd.	Fees and commission income		621	1,861	601	1,803
〃	Dividend income		-	58,000	-	-
	Reversal of credit losses		1	1	-	-
Shinhan Capital Co., Ltd.	Interest income		3,106	9,687	3,609	9,940
〃	Fees and commission income		253	758	228	685
〃	Dividend income		-	50,342	-	21,124
〃	Reversal of credit losses		29	32	-	-
Jeju Bank	Fees and commission income		145	433	120	358
〃	Dividend income		-	1,524	-	1,524
Shinhan Credit Information Co., Ltd.	Fees and commission income		5	16	6	16
Shinhan Alternative Investment Management Inc..	Interest income		28	84	25	73
〃	Fees and commission income		3	8	4	10
Shinhan BNP Paribas Asset Management Co., Ltd.	Fees and commission income		27	83	26	79
〃	Dividend income		-	10,790	-	7,410
Shinhan DS	Fees and commission income		7	19	5	15
Shinhan AITAS Co., Ltd.	Fees and commission income		18	56	15	49
〃	Dividend income		-	2,000	-	-
Shinhan Savings Bank	Interest income		485	1,447	485	909
〃	Fees and commission income		45	135	39	119
Shinhan REITs Management Co., Ltd	Fees and commission income		11	32	-	-
		~~W~~	19,999	1,467,683	19,011	985,087

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

25. Related party transactions (continued)

Related party	Account		2018		2017
			Three-month period	Nine-month period	Three-month period	Nine-month period
Expense:
Shinhan Bank	General and administrative expenses	~~W~~	68	783	561	1,747
〃	Provision for credit losses		-	-	10	20
Shinhan Card Co., Ltd.	General and administrative expenses		10	28	17	41
〃	Provision for credit losses		5	8	1	26
Shinhan Investment Corp.	Interest expenses		88	198	139	289
〃	General and administrative expenses		-	5	18	48
〃	Provision for credit losses		(10)	12	-	-
Shinhan Life Insurance Co., Ltd.	Provision for credit losses		-	-	1	1
Shinhan Capital Co., Ltd.	Provision for credit losses		-	-	19	65
Shinhan Credit Information Co., Ltd.	Provision for credit losses		-	-	2	2
Shinhan DS	General and administrative expenses		785	1,530	280	759
〃	Provision for credit losses		2	1	5	6
Shinhan Savings Bank	Provision for credit losses		1	1	1	69
Shinhan Alternative Investment Management Inc.	Provision for credit losses		1	1	-	-
Shinhan REITs Management Co., Ltd.	Provision for credit losses		7	8	-	-
		~~W~~	957	2,575	1,054	3,073

(b) Significant balances with the related parties as of September 30, 2018 and December 31, 2017 are as follows:

Creditor	Debtor	Account		2018	2017
Assets:
Shinhan Financial Group Co.,Ltd.	Shinhan Bank	Due from banks	~~W~~	8	3
〃	〃	Other assets		218,680	222,828
〃	Shinhan Card Co.,Ltd.	Loans		699,848	599,888
〃	〃	Other assets		73,094	134,598
〃	Shinhan Investment Cop.	Other assets		37,307	7,837
〃	Shinhan Life Insurance Co.,Ltd.	Other assets		7,567	10,846
〃	Shinhan Capital Co.,Ltd.	Loans		449,818	529,782
〃	〃	Other assets		22,849	20,911
〃	Shinhan BNP Paribas Asset Management Co.,Ltd	Other assets		1,340	1,139
〃	Jeju Bank	Other assets		1,907	1,860
〃	Shinhan Credit Information Co.,Ltd.	Other assets		921	479
〃	Shinhan Alternative Investment Management Inc.	Loans		4,993	4,993
〃	〃	Other assets		555	-
〃	Shinhan DS	Other assets		1,792	1,467
〃	Shinhan AITAS Co.,Ltd.	Other assets		498	388

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

25. Related party transactions (continued)

Creditor	Debtor	Account		2018	2017
〃	Shinhan Savings Bank	Loans	~~W~~	99,857	99,864
〃	〃	Other assets		2,344	1,593
〃	Shinhan REITs Management CO., Ltd.	Other assets		877	-
			~~W~~	1,624,255	1,638,476
Liabilities:
Shinhan Bank	Shinhan Financial Group Co.,Ltd	Other liabilities	~~W~~	185	934
Shinhan Card Co.,Ltd.	〃	Other liabilities		405	344
Shinhan Investment Corp.	〃	Other liabilities		-	16,577
Shinhan Life Insurance Co.,Ltd.	〃	Other liabilities		2,034	2
Shinhan Capital Co.,Ltd.	〃	Other liabilities		-	768
Shinhan Credit Information Co.,Ltd.	〃	Other liabilities		-	13
Shinhan Alternative Investment Management Inc.	〃	Other liabilities		20	101
Shinhan DS	〃	Other liabilities		174	101
			~~W~~	2,818	18,840

(c) Fund transaction

Major fund transactions with related parties for the nine-month periods ended September 30, 2018 and 2017 are as follows:

		2018
		Beginning balance	Lending	Collection	Ending balance
Shinhan Card Co., Ltd.	~~W~~	600,000	100,000	-	700,000
Shinhan Capital Co., Ltd.		530,000	50,000	130,000	450,000
Shinhan Alternative Investment Management Inc.		5,000	-	-	5,000
Shinhan Savings Bank		100,000	-	-	100,000
	~~W~~	1,235,000	150,000	130,000	1,255,000

		2017
		Beginning balance	Lending	Collection	Ending balance
Shinhan Card Co., Ltd.	~~W~~	450,000	300,000	150,000	600,000
Shinhan Capital Co., Ltd.		430,000	200,000	50,000	580,000
Shinhan Alternative Investment Management Inc.		5,000	-	-	5,000
Shinhan Savings Bank		50,000	50,000	-	100,000
	~~W~~	935,000	550,000	200,000	1,285,000

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

25. Related party transactions (continued)

(d) Compensation of key management personnel for the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Nine-month period	Three-month period	Nine-month period
Salaries	~~W~~	903	2,762	867	2,649
Severance benefits		14	41	14	42
Share-based payment expenses(*)		405	957	507	1,200
	~~W~~	1,322	3,760	1,388	3,891

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

26. Transition effects from K-IFRS No. 1109 adoption

K-IFRS No. 1109 ‘Financial Instruments’ replaces K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement, regarding the recognition of financial instruments, classification and measurement, impairment of financial instruments and hedge accounting.

(a) Effects on retained earnings at adoption date are as follows:

		Retained Earnings
Retained earnings at December 31, 2017	~~W~~	7,634,011
K-IFRS No. 1109 adoption:
Increase of allowance for credit loss on financial asset at amortized cost		(32)
Tax effects		9
Retained earnings at Janaury 1, 2018	~~W~~	7,633,988

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

26. Transition effects from K-IFRS No. 1109 adoption (continued)

(b) Effects on financial assets or liabilities at adoption date are as follows:

Classification based on K-IFRS No. 1039	Classification based on K-IFRS No. 1109		Carrying value under K-IFRS No. 1039	Carrying value under K-IFRS No. 1109	Diff.
Due from Banks:
Loan and receivables	Financial assets at amortized cost	~~W~~	3	3	-
Loans:
Loan and receivables	Financial assets at amortized cost		1,235,000	1,235,000	-
Other assets:
Loan and receivables	Financial assets at amortized cost		405,520	405,520	-
Trading asset:
FVPTL	Financial assets at fair value through profit or loss		255,086	255,086	-
		~~W~~	1,895,609	1,895,609	-

(c) Effects on allowances for credit loss at adoption date are as follows:

Classification based on K-IFRS No. 1039	Classification based on K-IFRS No. 1109		Loss allowance based on K-IFRS No. 1039	Loss allowance based on K-IFRS No. 1109
Loans and receivables:
Due from banks	Financial assets at amortized cost	~~W~~	-	-
Loans	Financial assets at amortized cost		473	495
Other assets	Financial assets at amortized cost		89	99
		~~W~~	562	594

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

26. Transition effects from K-IFRS No. 1109 adoption (continued)

(d) Classification and measurement of financial assets at the adoption date are as follows:

Classification based on K-IFRS No. 1039		Carrying value under K-IFRS No. 1039	Reclassification	Remeasurement	Carrying value under K-IFRS No. 1109	Effects on retained earnings
Due from Banks:
Carrying value K-IFRS 1039	~~W~~	3	-	-	-	-
Classified to due from banks at amortized cost		-	(3)	-	-	-
Carrying value K-IFRS 1109		-	-	-	-	-
Due from banks at amortized cost:
Carrying value K-IFRS 1039		-	-	-	-	-
Classified from due from banks		-	3	-	-	-
Carrying value K-IFRS 1109		-	-	-	3	-
Loans:
Carrying value K-IFRS 1039		1,234,527	-	-	-	-
Classified to loans at amortized cost		-	(1,234,527)	-	-	-
Carrying value K-IFRS 1109		-	-	-	-	-
Loans at amortized cost:
Carrying value K-IFRS 1039		-	-	-	-	-
Classified from loans		-	1,234,527	-	-	-
Measurement of credit loss		-	-	(22)	-	(22)
Carrying value K-IFRS 1109		-	-	-	1,234,505	-
Other assets:
Carrying value K-IFRS 1039		405,431	-	-	-	-
Measurement of credit loss		-	-	(10)	-	(10)
Carrying value K-IFRS 1109		-	-	-	405,421	-
Trading assets:
Carrying value K-IFRS 1039		255,086	-	-	-	-
Classified to financial assets at fair value through profit or loss		-	(255,086)	-	-	-
Carrying value K-IFRS 1109		-	-	-	-	-
Financial assets at fair value through profit or loss:
Carrying value K-IFRS 1039		-	-	-	-	-
Classified from trading assets		-	255,086	-	-	-
Carrying value K-IFRS 1109		-	-	-	255,086	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2018

(Unaudited)

(In millions of won)

26. Transition effects from K-IFRS No. 1109 adoption (continued)

(e) For the adoption of K-IFRS No. 1109, expected credit losses are measured on the related financial assets. The effects on allowances for credit loss at the adoption date of K-IFRS No. 1109 are as follows:

		Loss allowance based on K-IFRS No. 1039	Remeasurement	Loss allowance based on K-IFRS No. 1109	Effect on retained earnings(*1)
Allowances:
Expected credit loss on loans	~~W~~	473	22	495	(22)
Expected credit loss on other assets		89	10	99	(10)
	~~W~~	562	32	594	(32)

(*1) Effect on retained earnings are offset by ~~W~~9 million of tax effect.